(202) 274-2029	kweissman@luselaw.com

May 3, 2006

Transmittal Via EDGAR

Mr. Christian Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4563

Washington, D.C. 20549

Re:	Seneca-Cayuga Bancorp, Inc. (Registration Number 333-132759) Registration Statement Form SB-2

Dear Mr. Windsor

On behalf of Seneca-Cayuga Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form SB-2 (the “Amended SB-2”). Set forth below are the Company’s responses to the Staff’s comment letter dated April 24, 2006, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Prospectus also includes a “Recent Developments” section. The Amended SB-2 has been blacklined to reflect changes from the original filing.

General:

1.	Please include a cover letter on EDGAR as part of your next response.

Response:	This cover letter and response to questions is filed on EDGAR.

Mr. Christian Windsor

Securities and Exchange Commission

May 3, 2006

Cover Page:

2.	Revise to briefly describe the classes of investors who may purchase as part of the offering and their relative priority.

Response:	The cover page has been amended as marked in response to the Staff’s comments.

Risk Factors—Risks Related to Our Business—If Economic Conditions Deteriorate, Our Results of Operations and Financial..., page 20:

3.	We note from your disclosure under your section on “Business” starting on page 55 that you have a concentration of over 85% of your loans in real estate. Please revise to mention that your concentration on loans related to real estate constitutes a risk and that decreases in the property values of real estate would have a proportionately greater impact on your financial performance and condition than from your other business segments.

Response:	An appropriate change has been made as marked to the subject risk factor.

The Corporate Governance Provisions in our Charter and Bylaws May Prevent..., page 25:

4.	Please include any impediments to a change of control such as your description of preferred stock on page 135.

Response:	An appropriate change has been made as marked to the subject risk factor.

Management’s Discussion and Analysis or Plan of Operation, page 40:

5.	Please revise to include a discussion, or refer the investor to where a discussion is located, on market risk and derivatives. Refer to Item 303(c) of Regulation S-B.

Response:	Responsive changes have been made to the Management’s Discussion and Analysis under the caption “Management of Market Risk.”

Rate/Volume Analysis, page 50:

6.	We note your chart regarding interest-earning assets and interest-bearing assets and the text that repeats it. Please provide analysis explaining same.

Response:	Appropriate changes have been made to the operating results discussion in the Management’s Discussion and Analysis to explain the major changes in interest income and expense reflected in the subject table.

Mr. Christian Windsor

Securities and Exchange Commission

May 3, 2006

Investment Activities, page 73:

7.	We note from your table on page 74 that a significant amount of your mortgage-backed securities were issued by Fannie Mae or Freddie Mac. Please revise your discussion of mortgage-backed securities on page 73 and throughout your document, where appropriate, to clearly differentiate between government agencies (such as Ginnie Mae) and government-sponsored entities (such as Fannie Mae, Freddie Mac and the FHLB of New York), and clarify that securities issued by government-sponsored entities are not guaranteed by the U.S. government.

Response:	An appropriate change has been made to the prospectus under the subject caption.

Supervision and Regulation, page 90:

8.	We note that you explain your compliance with certain regulatory authorities, such as the Federal Home Loan Bank System and the Federal Reserve System, however, your compliance or performance with other regulatory authorities or laws, such as the USA PATRIOT Act or prohibitions against tying arrangements, is unclear. Please revise.

Response:	An appropriate change has been made to the prospectus under the subject caption.

Management—Executive Officers Who Are Not Directors, page 100:

9.	Please revise to include the full five years’ experience of Robert F. Eberle, Jr. Refer to Item 401 of Regulation S-B.

Response:	On further consideration, the Company has determined that Mr. Eberle does not serve in executive officer capacity. As a result, no revisions are required.

Corporate Governance Policies and Procedures, page 103:

10.	Please revise your disclosure regarding your code of ethics to state where investors may obtain a copy of the code and other relevant information in accordance with Item 406 of Regulation S-B.

Response:	An appropriate change has been made to the prospectus under the subject caption.

Executive Officer Compensation—Summary Compensation Table, page 104:

11.	Revise the table to include Mr. Rosenkrans compensation in Fiscal Year 2005.

Response:	The disclosure has been realigned to indicate more clearly Mr. Rosenkrans’ 2005 compensation.

Mr. Christian Windsor

Securities and Exchange Commission

May 3, 2006

The Offering—Limitations on Purchase of Shares, page 121:

12.	Please clarify to which regulatory agency you refer regarding Forms 13-D and 13-G.

Response:	The text has been changed to reflect that any joint 13D or 13G filing will cause persons to be deemed to be acting in concert.

Where You Can Find More Information, page 136:

13.	Please update the current address of the Securities and Exchange Commission.

Response:	An appropriate change has been made to the prospectus under this subject caption.

Financial Statements—Note 2—Summary of Significant Accounting Policies (f) Loans Held for Sale and Related Commitments, page F-8:

14.	Please tell us how you determined that transfers of loans to the FHLB of Chicago met the criteria in paragraph 9 of SFAS 140 for sale treatment.

Specifically explain whether sales of loans to the FHLB of Chicago are accomplished in a two-step transaction (i.e. through the use of an intermediary such as a trust.)

To the extent that loans are transferred directly to the FHLB in a one-step transaction, please tell us how you determined that these assets have been legally isolated in accordance with paragraph 9(a) of SFAS 140.

Tell us whether you obtained a legal opinion as evidence that sale treatment was appropriate in these circumstances. If not, please tell us what evidence you obtained to support legal isolation under paragraph 9(a) SFAS 140. In addition, please explain to us how you and your auditors determined that the evidence obtained was sufficient to provide reasonable assurance that the transferred assets would be beyond the reach of the powers of a bankruptcy trustee, FDIC or other receiver in your jurisdiction.

Clearly describe to us the legal analysis you performed.

Mr. Christian Windsor

Securities and Exchange Commission

May 3, 2006

Response:	Seneca Falls Savings Bank (the “Bank”) is a participant in the Federal Home Loan Bank of Chicago (the “FHLB of Chicago”) Mortgage Partnership Finance® Program (“MPF Program”). The Bank is operating under an “Original Master MPF Master Commitment Contract” (the “Contract”), which provides that the Bank sell closed mortgages, owned by the Bank, to the FHLB of Chicago. The loans are sold directly to the FHLB of Chicago by the Bank, with no intermediary.

All documentation created to close loans, regardless of whether the loans may be sold or kept by the Bank, are consistent with the Bank’s lending policies and practices, which provide the Bank with all right, title and interest in and to the loans. The Bank is authorized to originate, hold and sell mortgages under New York State Banking Law §234.1 and §235.5(a) and §235.6.

The FHLB of Chicago’s interests in all mortgages delivered under the Contract are evidenced by a confirmation provided by FHLB of Chicago, which details the following; FHLB of Chicago’s commitment to fund the loan, the amount to be funded and the date that funding is to be completed.

Once funding has been received, the Bank delivers the appropriate documentation to the FHLB of Chicago. To protect the rights of the FHLB of Chicago and their potential successors and assigns in the mortgage delivered under the Contract, the Bank indorses and physically delivers the original mortgage note as follows:

“Pay to the order of             , without recourse.”

The indorsement is provided by a duly authorized Bank officer. Following delivery of the notes, the Bank has no control over the note.

Under Uniform Commercial Code § 3-205, “When indorsed in blank, an instrument becomes payable to bearer and may be negotiated by transfer of possession alone until specially indorsed.”

Since the Bank delivers the actual note to the FHLB of Chicago indorsed in blank, we believe that the note has been properly transferred and is beyond the reach of the powers of a bankruptcy trustee, FDIC or other receiver in our jurisdiction. For this reason, we have not obtained “true sale” legal opinions.

Exhibit 5:

15.	Item 601(b)(5) of Regulation S-B requires including an opinion of counsel regarding the legality of the securities being registered, however, your

Mr. Christian Windsor

Securities and Exchange Commission

May 3, 2006

opinion does not address the legality of the securities. Please revise your opinion accordingly.

Response:	An appropriate opinion has been filed as Exhibit 5.

* * *

Please acknowledge receipt of the enclosed materials by date-stamping and returning to our courier the enclosed receipt copy of this letter. If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2029 or Eric Envall at (202) 274-2034.

Sincerely,

/s/ Kip A. Weissman

Kip A. Weissman

Enclosures

cc:	Timothy Geishecker, Securities and Exchange Commission

Robert E. Kernan, Jr., President and Chief Executive Officer,

Seneca-Cayuga Bancorp, Inc.

Menzo D. Case, Executive Vice President and Chief Financial Officer,

Seneca-Cayuga Bancorp, Inc.

David M. Flair, Partner, Beard Miller Company

Lori Beresford, Esq.

Eric Envall, Esq.